Exhibit 99.3

17 May 2020

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 ("MAR"). With the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.

Midatech Pharma PLC

(“Midatech” or the “Company”)

Unaudited Headline Results for the Year Ended 31 December 2019

Expected Financial Impact of Termination of MTD201 and closure of Bilbao Operations

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines announces unaudited headline results for the year ended 31 December 2019. It is also announcing the expected financial impact on 2020 of the termination of further in-house development of MTD201 and the closure of its Bilbao operations announced on 31 March 2020 as part of the Company’s ongoing strategic review.

Unaudited Headline Results for 2019

Headline results for the year ended 31 December 2019 compared with the prior year are as follows:

	Year ended 31 December
	Unaudited	Audited
	2019	2018
	£m	£m

Revenue	0.3	0.1
Grant revenue	0.4	1.8
Total revenue	0.7	1.9

Research and development	(7.8)	(9.4)
Administrative costs	(3.8)	(4.4)

Loss from continuing operations	(9.1)	(10.4)

	At 31 December
	Unaudited	Audited
	2019	2018
	£m	£m

Cash and cash equivalents	10.9	2.3

The Company expects to publish its audited results for the year ended 31 December 2019 by the end of May 2020.

Please note, our consolidated financial statements for the fiscal year ended 31 December 31 2019 are not yet available and our independent registered public accounting firm, BDO LLP, has not completed its audit of the consolidated financial statements for such period. Our expectations with respect to our unaudited results for the period discussed below are based upon management estimates. The estimates set forth in this announcement (including the unaudited numbers above and the expected financial impact of the Company’s Strategic Review below) were prepared based upon a number of assumptions, estimates and business decisions that are inherently subject to significant business and economic conditions and competitive uncertainties and contingencies, many of which are beyond our control. This summary is not meant to be a comprehensive statement of our unaudited financial results for this period and our actual results may differ from these estimates.

Expected Financial Impact on 2020 of the Company’s Strategic Review

On 31 March 2020, the Company announced the termination of further in-house development of MTD201 and the closure of its MTD201 dedicated manufacturing facilities in Bilbao. All 42 Bilbao-based employees and five UK-based employees are being made redundant. The expected financial impact on 2020 of the one-time cash outflows and non-cash costs of these actions are as follows:

Estimated cash outflow
£m

Staff redundancy	0.6
Repayment of loans[1], net of deposits returned	3.6
Settlement of lease liabilities	0.1
Repayment of grant funding	0.2
Other	0.1
4.6

1.The above assumes all outstanding loans and grants will be repaid in full.
Estimated non-cash costs
£m

Impairment of acquired IPRD	9.3
Impairment of goodwill	2.3
Write down of tangible assets to realisable value	1.0
Right of use asset adjustment	(0.1)
Other	(0.2)
12.3

The Company remains in an "Offer Period" as defined in the Takeover Code in relation to the previously announced Formal Sale Process that is underway as part of the Company’s strategic review.

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Joseph Green/ Laine Yonker

Tel: (646) 653-7030/ 7035

jgreen@edisongroup.com/ lyonker@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications.

Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding estimates for our year ended 31 December 2019 results and the expected financial impact on 2020 of the termination of further in-house development of MTD201 and the closure of its Bilbao operations. Actual results may differ from those indicated as result of the finalization of our consolidated financial statement as well as other risks and uncertainties.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.